Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2020 of Denison Mines Corp. of our report dated March 5, 2020, relating to the consolidated financial statements as at and for the year ended December 31, 2019 which appears in the Exhibit 99.3 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-238108) and Registration Statements on Forms S-8 (No. 333-48174, No. 333-148915, No.
333-190121 and 33-224641) of Denison Mines Corp. of our report dated March 5, 2020 referred to above.

We also consent to reference to us under the heading “Names and Interests of Experts”, which appears in the Annual Information Form included in the Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements

                          /s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada March 29, 2021

PricewaterhouseCoopers LLP
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.